March 21, 2008
VIA EDGAR AND FACSIMILE (202) 772-9205

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Elephant Talk Communications, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 16, 2007

Forms 10-QSB for Fiscal Quarter Ended September 30, 2007
File No. 0-30061

Dear Mr. Spirgel:

We are electronically transmitting hereunder this letter, which is being sent in response to the Staff’s comments to the Form 10-KSB, filed April 16, 2007 and the subsequent discussions related to such comments with the Staff on March 17, 2008. The Staff’s comments are set forth in a letter from you, addressed to Willem Ackermans, Chief Financial Officer of the Company, dated February 28, 2008.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Note 9. Acquisition of Elephant Talk Communications Europe

1. We note your response to prior comment 10. You state that you based the economic useful lives of your acquired assets on standard industry lives found in the telecommunications business. You should account for intangible assets based on the useful lives particular to your company, and not an industry standard. We note that your customer contracts, licenses and interconnect assets are the most material assets of your company. Please provide an analysis of the estimated useful lives of these assets using the guidance in paragraphs 11 through 13 of SFAS No. 142.”

Response: We referred to SFAS 142 paragraphs 11 through 13 and based on the guidance provided; we analyzed the estimated useful lives of the customer contacts, intangible assets and interconnect assets. We analyzed the following factors in particular to determine the useful life:

Customer contracts: $ 5.9 M

The company has acquired running business operations, including an existing revenue generating customer base that uses on a multi-country level the National Interconnects and the Company’s CRM/Billing system as well as agreements with relevant partners. The Company has acquired the business on a going concern basis and based on market conditions, telecom regulation and competition, the expected futures cash flows and hence, the useful life is estimated at 10 years.

The customers include both corporations as well as end-users. The corporations are locked-in because of their need to expand internationally meaning that the ever expanding network of the Company facilitates the need of the corporations and increasingly increases the barrier to leave for these corporations.

The end-users are locked in because of the ease of use and hard entered access code of the business into their fixed or mobile telephone as well as the ever expanding services via the Company’s multi-national presence, National Interconnects and competitive price offering.

National Interconnects: $ 3.4M

National Interconnects comprise a telecom interconnection of the company with the large National Telecom Operators (Incumbents) in the various countries whereby the following factors justify an estimated useful life of 10 years:

1.	The necessary testing as dictated by the Incumbents to interconnect with them is rigorous, time consuming and consequently costly. This creates a barrier of entry for potential competitors.
2.
The interconnection agreement made between the Company and the Incumbents is largely regulated by the Telecommunication Regulatory Authorities in all the countries. This results in contracts that are very difficult to be terminated by the Incumbents, unless the Company is in multiple default.

3.
The testing includes the testing of the company’s CRM/Billing system and as a result of the versatility of the company’s CRM/Billing system, future changes in the type of services using the National Interconnects can easily be implemented and still use the National Interconnects. Changes in market conditions as to the demand for certain telecommunication services can therefore be easily replaced by new services over the same National Interconnect.

4.
The National Interconnects of the Company in the various countries are centrally connected, managed and operated. A situation which is very difficult to duplicate on a multi-country level, and in any case a time consuming process.

5.
The multi-country centrally managed and operated National Interconnects require low maintenance because of the combination of the design of both the CRM/Billing system as well as the centralized approach of the Company in building a worldwide network.

Since the Interconnects are tied to the ongoing business based on the customer base, they are expected to earn cash flows over the same period as the Customer Contracts and therefore, there life is estimated to be 10 years.

Licenses and carrier contracts: $ 0,7 M

Tied to the National Interconnects are the Licenses and carrier contracts, including the corresponding estimated useful life. The Licenses and carrier contracts are also are expected to earn cash flows over the same period as the Customer Contracts and National Interconnects and therefore, there life is estimated to be 10 years.

Licences are regulated and can be obtained after fulfilling various requirements and they can be kept alive as long as the company fulfills the various requirements, one of the most relevant being in operation as a telecom Operator and the Company fulfilling is payment obligations. Carrier contracts are acquired contracts for mainly termination services. These contracts also require, although limited, testing and implementation.

Brand name and Web application: $ 0.4 M

The acquired business towards the end-users was built upon marketing and sales campaigns in various European countries, resulting in a low-churn, steady cash flow and low-maintenance business.

The core multi-country web application and interactive voice prompts was acquired together with the earlier discussed customer base, requiring little maintenance and allowing for international expansion and new services.

Tied with the Customer Contracts the useful life is estimated at 10 years as they are also expected to earn future cash flows for the next 10 years.

Leased Lines: $ 0.35 M

The Company has acquired lease lined agreements, which are amortized over the agreed duration of the leased line contracts.

If you have any questions, please contact Barry I. Grossman, Esq. at (212) 370-1300.

Very truly yours,

Willem Ackermans
Chief Financial Officer and Director

Cc: Barry I. Grossman, Esq.